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                    [LIBERTY MEDIA CORPORATION LETTERHEAD]


FOR IMMEDIATE RELEASE
January 31, 1994

                 LIBERTY MEDIA AND TELE-COMMUNICATIONS, INC.

                     ANNOUNCE SIGNING OF MERGER AGREEMENT

ENGLEWOOD, COLORADO ... Liberty Media Corporation ("Liberty") and
Tele-Communications, Inc. ("TCI") announced today that they have entered into a definitive agreement providing for a combination of the two companies.

As previously announced, the transaction will be structured as a tax-free exchange of Class A and Class B shares of both companies for like shares of a newly formed holding company, TCI/Liberty Holding Company. TCI common shareholders will receive one share of the new company for each of their shares. Liberty commons hareholders will receive 0.975 shares of the new company for each of their shares. Holders of Liberty's Class E Preferred Stock will receive one share of a substantially similar class of preferred stock of the new company.

The transaction is subject to the approval of both sets of shareholders as well as various regulatory approvals and other customary conditions. It is anticipated that the closing will take place during the second quarter of this year.

Liberty's Class A Common Stock, Class B Common Stock and Class B, 6% Cumulative Redeemable Exchangeable Junior Preferred Stock is traded in the over-the-counter market under the symbols of LBTYA, LBTYB and LBTYP, respectively.

CONTACT: Vivian Carr (303) 721-5406